UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number 001-41401

Prenetics Global Limited

Unit 703-706, K11 Atelier 728 King’s Road, Quarry Bay Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

On October 30, 2026, Stephen Hoi Chun Lo tendered his resignation as Chief Financial Officer of Prenetics Global Limited (the “Company”), effective December 30, 2026, to pursue new opportunities. Mr. Lo will continue to serve as Chief Financial Officer of the Company until that date. Following his departure, Mr. Lo will continue to support the Company in an advisory capacity. The Company is grateful to Mr. Lo for his dedication and valuable contributions over the past eight years and wishes him continued success in his future endeavors.

The Company will appoint Brian Rosin as its principal financial and accounting officer, effective December 31, 2026, subject to approval by the Company’s board of directors and execution of an agreement formalizing his appointment. Mr. Rosin currently performs the principal financial and accounting functions for IM8 (US) LLC, the Company’s main operating subsidiary, as Chief Financial Officer of IM8 (US) LLC.

The information contained in this Report on Form 6-K (this "Report"), furnished herewith, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such a filing or in this report.

INCORPORATION BY REFERENCE

This Report is incorporated by reference into the registration statements on Form F-3 (File Nos. 333-265284, 333-276538 and 333-288824), and registration statements on Form S-8 (File Nos. 333-287017, 333-279019, 333-271552, 333-267956 and 333-298478) of Prenetics Global Limited (including any prospectuses forming a part of such registration statements), including all amendments thereto, filed with the U.S. Securities and Exchange Commission (the "SEC"), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Prenetics Global Limited

	By:	/s/ Danny Sheng Wu Yeung
	Name:	Danny Sheng Wu Yeung
	Title:	Chief Executive Officer

Date: November 2, 2026